SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 3, 2007

SCAILEX CORPORATION LTD.
(Translation of Registrant’s Name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also> furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and
Exchange Act of 1934:

Yes ☐ No ☒

On December 31, 2006, the Registrant reported to the Israel Securities Authority (the “ISA”) and The Tel Aviv Stock Exchange (the “TASE”) with respect to the annual general meeting of shareholders of the Registrant, which took place on December 31, 2006.

Attached as exhibits hereto and incorporated herein are translations from Hebrew of the said reports and copies of the ancillary items filed with the ISA and TASE, as set forth below:

Exhibit 99(1)	Translation from Hebrew of the Registrant’s Immediate Report on the Results of Annual General Meeting, dated December 31, 2006.

Exhibit 99(2)	The Amendments to Articles 25, 66 and 69 of the Registrant’s Articles of Association, approved at the said Annual General Meeting and effective from December 31, 2006.

Exhibit 99(3)	The Registrant’s restated Articles of Association, incorporating the amendments approved on December 31, 2006.

Exhibit 99(4)	Translation from Hebrew of Contents of Registrant’s Immediate Reports relating to the Termination of Services, and Appointment, of Independent Auditors.

Exhibit 99(5)	Translation from Hebrew of Registrant’s Immediate Report relating to the Expiration of Term of Office of an Outside Director.

Exhibit 99(6)	Translation from Hebrew of Registrant's Immediate Report relating to the Appointment of an Outside Director.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. (Registrant) By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

Dated: January 3, 2007

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